CALSTRS

April 26, 2012

Dear Hospitality Properties Trust Shareowner:

VOTE AGAINST THE RE-ELECTION OF MR. GANS AND MR. PORTNOY

We are writing to urge shareowners of Hospitality Properties Trust (HPT) to vote AGAINST Proposal #1—the re-election of Bruce M. Gans—and AGAINST Proposal #2—the re-election of Adam D. Portnoy—at the May 9, 2012, annual meeting.

The California Public Employees’ Retirement System, California State Teachers' Retirement System, Public Employees' Retirement Association of Colorado, Florida State Board of Administration, North Carolina Retirement Systems, and Ohio Public Employees Retirement System are long-term HPT owners with 2,349,522 shares, representing 1.9 percent of outstanding shares.

We are taking this extraordinary action because we believe it is time for the HPT board to be held accountable for HPT’s overall poor governance practices and for the board’s persistent failure to adopt governance reforms that have consistently and overwhelmingly been supported by shareowners.

HPT’ S POOR CORPORATE GOVERNANCE PRACTICES NEED REFORM

•	Barry Portnoy and his son Adam occupy 40 percent of the five-member board while owning only 0.3 percent of outstanding shares.

•	We are concerned about the potential insularity of the board. Barry Portnoy and independent trustee John Harrington have served on the board together for 17 years. Furthermore, for the years in which all other trustees were appointed to the board, as well as for the years immediately prior to their appointment, the company discloses having paid no independent third party to identify or to assist in the evaluation of candidates for board service.

•	HPT’s shareowners cannot amend the bylaws, and they cannot amend HPT’s charter without prior approval of a supermajority of the trustees.

•	On May 15, 2007, HPT’s board approved—without shareowner approval—a 10-year poison pill with a “dead hand” provision that gives trustees on the board at that time control over whether to use that poison pill, even if they now constitute a minority of the board.

HPT HAS A LONG HISTORY OF DISREGARDING SHAREOWNERS

•	For the past three consecutive years, shareowner proposals to declassify the board won overwhelming support from shareowners, receiving in each year a supermajority of the votes cast and a majority of outstanding shares. The proposal received support from over 73 percent of voting shares in 2009, over 90 percent in 2010 and over 88 percent in 2011. The company has yet to adopt the reform.

•	In 2010, a shareowner proposal to eliminate HPT’s supermajority voting requirements won support of more than 88 percent of voting shares and 70 percent of the outstanding shares. The company has yet to adopt this reform.

DEM AND REFORM BY VOTING “AGAINST” MR. GANS AND MR. PORTNOY

After considerable analysis and discussion, including dialogue with HPT trustees, we concluded that change in HPT’s boardroom is warranted. We ask that you vote AGAINST Proposal #1— the re-election of Bruce M. Gans—and AGAINST Proposal #2—the re-election of Adam D. Portnoy—at the May 9, 2012, annual meeting.

Sincerely,

Jay J. Chaudhuri General Counsel and Senior Policy Advisor North Carolina Retirement Systems	Anne E. Sheehan Director of Corporate Governance California State Teachers’ Retirement System (CalSTRS)

Carol Nolan Drake Chief External Affairs Officer Ohio Public Employees Retirement System	Anne Simpson Senior Portfolio Manager, Investments and Director of Corporate Governance California Public Employee’ Retirement System (CalPERS)

Michael P. McCauley Senior Officer of Investment Programs and Governance Florida State Board of Administration	Gregory W. Smith General Counsel and COO Public Employees’ Retirement Association of Colorado

PLEASE NOTE: The cost of this solicitation is being borne by the Council of Institutional Investors (of which the named funds are members) and is being done through the use of the mail and telephone communication. Please return your proxy card to Hospitality Properties Trust using the instructions provided in the Company proxy material.

For additional information, please contact Anne Sheehan at (916) 414-7410.